ISSUED ON BEHALF OF RELX PLC

Director/PDMR Shareholdings

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Gunjan Aggarwal
2	Reason for the notification
a)	Position/status	PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	RELX PLC
b)	LEI	549300WSX3VBUFFJOO66
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	American Depositary Shares in RELX PLC (each ADS represents one Ordinary share of 14 51/116p in RELX PLC)

	Identification code	ISIN: US7595301083

b)	Nature of the transaction	Acquisition
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD 20.75	1224

d)	Aggregated information

	- Aggregated volume	1224

	- Price	USD 20.75

e)	Date of the transaction	2018-09-14
f)	Place of the transaction	New York Stock Exchange (XNYS)